GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

November 25, 2009

Direct Dial	Client Matter No.
(212) 351-4062	C 50615-00002

Fax No.
(212) 351-6202

VIA EDGAR AND HAND DELIVERY

Karl Hiller, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Kraft Foods Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 9, 2009
File No. 001-16483

Dear Mr. Hiller:

On behalf of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), this letter responds to your letter, dated November 20, 2009, regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by Kraft Foods on November 9, 2009. Each of your comments is set forth in bold italics below, followed by the corresponding response. Concurrent herewith, Kraft Foods has filed Amendment No. 1 to the Proxy Statement (“Amendment No. 1”).

Schedule 14A Filed on November 9, 2009

Unaudited U.S. GAAP Pro Forma Financial Information, page 58

1.	Please update the financial statements and your pro forma financial information to comply with Rule 3-12, Rule 3-05 and Rule 11-02 of Regulation S-X.

Kraft Foods acknowledges the requirements of the rules cited above and believes that it has complied with such rules. With respect to the age of the most recent Cadbury

Mr. Karl Hiller

November 25, 2009

financial statements and the interim pro forma financial information included in the Proxy Statement, as disclosed on pages 11 and 58 of the Proxy Statement (pages 11 and 58 of Amendment No. 1), non-public information concerning Cadbury’s business and financial condition is not available to Kraft Foods. Cadbury’s most recent publicly available financial statements are those relating to the six months ended June 30, 2009 and 2008 contained in Cadbury’s Report on Form 6-K furnished to the SEC on July 29, 2009 (the “Form 6-K Report). Kraft Foods believes that, because these financial statements are the most recent complete financial information of Cadbury since Cadbury’s latest annual audited financial statements, they are the most suitable Cadbury interim financial information for Kraft Foods’ investors. Accordingly, Kraft Foods has used this information in presenting the selected historical consolidated financial data of Cadbury and in preparing the pro forma financial information included in the Proxy Statement. Furthermore, to maintain consistency, the pro forma interim financial information was prepared using Kraft Foods’ interim financial information for the six months ended June 30, 2009.

To clarify the approach described above, Kraft Foods has modified the first paragraph on page 58 of Amendment No. 1 as follows:

“The following unaudited pro forma financial information for the year ended December 31, 2008, and for the six month period ended June 30, 2009, the date of the latest publicly available financial information of Cadbury, gives effect to the acquisition of Cadbury by Kraft Foods as if it had occurred on January 1, 2008. The following unaudited pro forma balance sheet information at June 30, 2009, gives effect to the acquisition of Cadbury by Kraft Foods as if it had occurred on June 30, 2009.” [change in italics]

2.	We note that in preparing the pro forma financial information to reflect your proposed acquisition of Cadbury plc (Cadbury) you translated the Cadbury financial data to U.S. dollars. We expect that you would have completed this translation in accordance with the guidance of SFAS 52. Please clarify what you mean when you refer to “company specific exchange rates” in describing your translation process, with details sufficient to understand how your approach is consistent with this accounting literature.

As disclosed on pages 58 and 59 of the Proxy Statement (pages 58 and 59 of Amendment No. 1), Kraft Foods does not have access to non-public financial information concerning Cadbury and has extracted Cadbury’s financial information from Cadbury’s Annual Report on Form 20-F for the year ended December 31, 2008 and from Cadbury’s unaudited consolidated statement of income for the six months ended June 30, 2009, and unaudited consolidated balance sheet as at June 30, 2009, both contained in the Form 6-K Report. The Cadbury financial information was prepared in accordance with International Financial Reporting Standards (“IFRS”). Based on Kraft Foods’ review of Cadbury’s historical financial statements and understanding of the differences between SFAS 52 and

Mr. Karl Hiller

November 25, 2009

IFRS, Kraft Foods is not aware of any further adjustment that it would need to make to Cadbury’s historical financial statements. In the absence of knowing the specific exchange rate used by Cadbury in translating its financial statements, Kraft Foods applied the translation rate between the U.S. dollar and the British pound utilized in the preparation of Kraft Foods’ financial statements for the relevant periods.

To clarify this translation process, Kraft Foods has replaced the first sentence of the second paragraph on page 59 of the Proxy Statement (page 59 of Amendment No. 1) with the following:

“Kraft Foods translated its historical financial information based on the requirements of SFAS 52, using historical exchange rates, as described in the section of this Proxy Statement entitled “Currencies.” Cadbury translated its historical financial information based on the requirements of IFRS. Based on its review of Cadbury’s historical financial statements and understanding of the differences between U.S. GAAP and IFRS, Kraft Foods is not aware of any further adjustment that it would need to make to Cadbury’s historical financial statements relating to foreign currency translation.”

Further, as Cadbury has operations worldwide, we expect that subsidiary financial information denominated in other foreign currencies that were also functional currencies would have been translated to the British pound when preparing their consolidated financial statements. Please indicate the extent to which you believe your translated Cadbury amounts would differ if you translated Cadbury’s foreign subsidiary financial information directly to the U.S. dollar, rather than having that information translated first to the British pound and then to the U.S. dollar; and explain the basis for your view on this subject.

As discussed above, Kraft Foods does not have access to detailed financial information of Cadbury. However, Kraft Foods does not believe that, even if it had access to this information and translated the Cadbury financial information from the relevant foreign currencies directly to the U.S. dollar, this translation would have resulted in a material impact as the major currencies in the markets in which Cadbury does business tend to trade against both the U.S. dollar and the British pound in a directionally consistent manner.

Finally, please modify your pro forma presentation to include a separate column for Cadbury’s historical financial information denominated in the British pound followed by another column reflecting the translation adjustments prior to the summation column that you currently show. This presentation may benefit investors as the source of the Cadbury’s pro forma information would correspond to information contained in the public documents of Cadbury.

As requested, Kraft Foods has modified the pro forma information beginning on page 60 of the Proxy Statement (page 60 of Amendment No. 1) to include a column presenting Cadbury’s reported results in British pounds prior to the column presenting Cadbury’s

Mr. Karl Hiller

November 25, 2009

results in U.S. dollars. As discussed above, Kraft Foods is not aware of any further adjustment that it would need to make to Cadbury’s historical financial statements relating to foreign currency translation.

If you should have any questions or further comments with respect to the Proxy Statement, please do not hesitate to contact me at the telephone number provided above, or, in my absence, Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343. Facsimile transmissions may be sent to (212) 351-6202.

Very truly yours,

/s/ Barbara L. Becker
Barbara L. Becker

cc:	Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

November 25, 2009

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4628

Washington, D.C. 20549-4628

Attn:	Karl Hiller
Branch Chief

Ladies and Gentlemen:

Reference is made to your letter, dated November 20, 2009, regarding the Preliminary Proxy Statement on Schedule 14A, filed by Kraft Foods, Inc. (“Kraft Foods”) on November 9, 2009, as amended (File No. 001-16483).

Per your request, Kraft Foods acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KRAFT FOODS INC.

By:	/s/ Marc S. Firestone
Name: Marc S. Firestone
Title: Executive Vice President, Corporate & Legal Affairs and General Counsel